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                            November 28, 2023

       Robert J. Durian
       Chief Financial Officer
       Alliant Energy Corporation
       4902 N. Biltmore Lane
       Madison, Wisconsin 53718

                                                        Re: Alliant Energy
Corporation
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Filed February 24,
2023
                                                            File No. 001-09894

       Dear Robert J. Durian:

                                                        We have reviewed your
filing and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations, page 26

   1. We note you present Utility Electric Margin and Utility Gas Margin as non-GAAP
                                                        measures and that these
measures are reconciled to Operating income. Please revise to reconcile to a fully
loaded GAAP gross margin or tell us why you believe operating income is the most
directly comparable GAAP measure. See Item 10(e)(1)(i) of
                                                        Regulation S-K.
 Robert J. Durian
Alliant Energy Corporation
November 28, 2023
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Joanna Lam at 202-551-3476 or Kimberly Calder at 202-551-3701 if you
have questions regarding comments on the financial statements and related matters.



FirstName LastNameRobert J. Durian                        Sincerely,
Comapany NameAlliant Energy Corporation
                                                          Division of
Corporation Finance
November 28, 2023 Page 2                                  Office of Energy &
Transportation
FirstName LastName